August 10, 2018

Gary Spiegel
Vice President - Head of Legal Affairs
Anaplan, Inc.
50 Hawthorne Street
San Francisco, CA 94105

       Re: Anaplan, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Filed July 24, 2018
           CIK No. 0001540755

Dear Mr. Spiegel:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 6, 2018 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

The Offering , page 10

1. We note from your response to prior comment 3 that the net settlement election can change the number of shares ultimately issued upon settlement of the restricted stock units. Therefore, it appears that the number of shares to be issued is not factually supportable and should not be included in the shares outstanding after the offering or similar pro forma disclosures. Please revise and instead disclose why such shares are being excluded or explain further why you believe they should be included.
 Gary Spiegel
FirstName LastNameGary Spiegel
Anaplan, Inc.
Comapany NameAnaplan, Inc.
August 10, 2018
Page 2
August 10, 2018 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 61

2. Please clarify whether the annual dollar-based net expansion rates provided relate to the company as a whole or only to the large enterprise customer base. If the former is the case, considering your focused efforts on growing your large enterprise customers, tell us and disclose the dollar-based net expansion rate for your Global 2000 customers for each period presented. Similarly, as your non-enterprise customers continue to comprise 46%,
         44% and 44% of your total revenue for fiscal years 2016, 2017 and 2018, respectively, tell us and disclose your dollar-based net expansion rate for this customer base as well. Also, to the extent you provide additional metrics in future filings, please provide such metrics for both your large enterprise and non-enterprise customers.
Business
Customer Case Studies, page 95

3. Please explain the criteria you used in selecting the profiled clients and how these clients provide a meaningful representation of your user base.
Notes to Consolidated Financial Statements
Note 6. Common Stock and Stock Plan
Stock Purchase Rights (SPRs) with Recourse Notes, page F-21

4. We note your response to prior comment 12 and the related revised disclosures. Please further revise to disclose the number of shares subject to stock purchase rights that were excluded from your calculation of basic weighted average shares outstanding for each period presented. Refer to ASC 260-10-50-1.
Restricted Stock Units, page F-23

5. Please disclose the settlement terms of your restricted stock units including the net settlement options as discussed in your response to prior comment 3. Also, clarify whether the additional settlement period impacts the forfeitability of vested shares.
Note 12. Subsequent Events, page F-31

6. Please disclose share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.
 Gary Spiegel
Anaplan, Inc.
August 10, 2018
Page 3

        You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at
(202) 551-6711 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                          Sincerely,

FirstName LastNameGary Spiegel                            Division of
Corporation Finance
                                                          Office of Information
Technologies
Comapany NameAnaplan, Inc.
                                                          and Services
August 10, 2018 Page 3
cc:       Richard C. Blake
FirstName LastName